U.S. SECURITIES & EXCHANGE COMMISSION

                      Washington, D.C.  20549

                    SCHEDULE 13D - Amendment #3
             Under the Securities Exchange Act of 1934

            Continental Information Systems Corporation
                         (Name of Issuer)

                           Common Stock
                    (Title of Class Securities)

                             211497102
                          (CSUIP Number)

                          Mark W. Jaindl
                       3150 Coffeetown Road
                         Orefield, PA 18069
                          (610) 395-3333

                (Name, Address and Telephone Number
                  of Person Authorized to Receive
                    Notices and Communications)

                         December 31, 1999
               (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d - 1(b) (3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.











Cusip No. 211497102
     1)   Names of Persons S.S. or I.R.S.  Identification Nos. of
Above Persons:
          Frederick John Jaindl - SSN ###-##-####
__________________________________________________________________
___________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
__________________________________________________________________
___________

     3)   SEC Use
Only________________________________________________
__________________________________________________________________
___________

     4)   Source of Funds  (See Instructions):    00
__________________________________________________________________
___________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e):  N/A
__________________________________________________________________
___________

     6)   Citizenship or Place of Organization:    U.S.
__________________________________________________________________
___________
     7)   Sole Voting Power:    590,034
________________________________________________________________
     8)   Shared Voting Power    N/ A
________________________________________________________________
     9)   Sole Dispositive Power:  590,034
__________________________________________________________________
_____

     10)  Shared Dispositive Power     N/A
__________________________________________________________________
__________

     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 590,034 shares
__________________________________________________________________
__________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)    N/A
__________________________________________________________________
___________

     13)  Percent of Class Represented by Amount in Row (11)
               8.65%
__________________________________________________________________
___________

     14)  Type of Reporting Person (See Instructions):  IN
__________________________________________________________________
___________



Cusip No. 211497102
     1)   Names of Persons S.S. or I.R.S.  Identification Nos. of
Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
__________________________________________________________________
___________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
__________________________________________________________________
___________

     3)   SEC Use Only___________
__________________________________________________________________
___________

     4)   Source of Funds:  PF
__________________________________________________________________
___________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No  XX
__________________________________________________________________
___________

     6)   Citizenship or Place of Organization:  US
__________________________________________________________________
___________
Number of      7)  Sole Voting Power:  50,000
1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:
    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  50,000
With______________________________________________________________
__________

     10)  Shared Dispositive Power:
__________________________________________________________________
___________

     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 50,000 shares
__________________________________________________________________
__________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX
__________________________________________________________________
___________

     13)  Percent of Class Represented by Amount in Row (11)  .73%
__________________________________________________________________
___________

     14)  Type of Reporting Person (See Instructions): IN
__________________________________________________________________
___________



Item 1.
 .
      This Schedule 13D filing relates to the common stock, $.01 par value, of Continental Information Systems Corporation, having its principal business offices at 45 Broadway Atrium, Suite 1105, New York, NY 10006(the "Company")

Item 2.

                (a)    This statement  is being filed by Frederick
J. Jaindl and Mark W. Jaindl.

      (b) Fred Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA 18069. Mark Jaindl's principal business address is American Bank, 4029 W. Tilghman Street, Allentown PA 18104.

      (c) Fred Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc. Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069. Mark Jaindl is the President and Chief Executive Officer of American Bank, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown PA 18104.

      (d)     During the past five years neither Fred Jaindl,  nor
Mark   Jaindl  have  been  convicted  in  a  criminal   proceeding
(excluding traffic violations or similar misdemeanors).

      (e) During the past five years neither Fred Jaindl, nor Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)     Fred Jaindl and Mark Jaindl are U.S. citizens.

Item 3.

      Fred Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.

      Fred Jaindl and Mark Jaindl have in the past borrowed funds to purchase investments or to finance their other business interests. Fred and Mark Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance their other business interests, which loans may be secured by pledges of the Company's common stock.



Item 4.
Purpose of Transaction.
Fred Jaindl and Mark Jaindl have purchased these shares for investment purposes. However, they may acquire or dispose of shares of the Company common stock if attractive investment opportunities become available in the future.

Item 5.
 Intere
      (a) Fred Jaindl and Mark Jaindl own 590,034 and 50,000 shares respectively of common stock of the Company. In total, these 640,034 shares constitute approximately 9.38% of the 6,823,844 shares of Company common stock outstanding as of September 29, 1999.

      (b) Fred Jaindl and Mark Jaindl have the sole voting and dispositive power of 590,034 and 50,000 shares respectively of common stock they hold.

      (c) The following transactions were effected by or on behalf of Fred and Mark Jaindl during the past sixty days:

Frederick J. Jaindl

        Date    Purchased        No.   of    Shares          Price
Transaction

      12/08/99              2,700             $1.25           Open
Market
     12/09/99              1,000        $1.25          Open Market
     12/13/99              5,000        $1.25          Open Market
     12/20/99             12,300              $1.25           Open
Market
     12/22/99              1,000        $1.21875  Open Market
     12/30/99              3,000        $1.31250  Open Market
      12/31/99            10,000                   $1.34375   Open
Market

Mark W. Jaindl

     Date     Purchased         No.    of    Shares          Price
Transaction

      12/27/99              1,000             $1.25           Open
Market
     12/28/99                100        $1.25          Open Market
     12/29/99             3,900         $1.28125  Open Market

     (d)  Not applicable

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                 Not applicable.

Item 7. Material to Filed as Exhibits

          Not applicable


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2000


________________________________________
Signature
Mark W. Jaindl


________________________________________
Signature
Frederick J. Jaindl